Exhibit E to Emera Inc. Annual Report on Form U5S
                      for the year ended December 31, 2004

Exhibit E:

1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by Emera (one of the Intermediate Companies): (i) as a result of any Merger-related debt, and (ii) as a result of any other income source or expense.

Response: The amount of income tax credit incurred (in the Intermediate Holding Companies) during the 2004 fiscal year as a result of Merger-related debt is approximately $3,400,000 US. This number is our best estimate at this time but is subject to change upon completion of the consolidated tax return for 2004. The amount of income tax credit incurred as a result of other Intermediate Holding Company expenses is estimated to be $275,000 US, which represents the tax credit associated with the amortization of Bangor Hydro acquisition costs. The Intermediate Holding Companies also realized income tax credits of approximately $392,000 US in respect of operating expenses but these credits have been passed along to Bangor Hydro in accordance with the Tax Allocation Agreement.


2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Emera's interest costs and any assumptions used in the calculation.

Response: The respective income tax credits noted above were calculated at an effective income tax rate of 40% of the related expenses. The related expenses were, respectively, $8,500,000 US of interest, $688,000 US of acquisition costs amortizable for 2004, and $979,000 US of other operating expenses. The income tax credits were realized by the Intermediate Holding Companies on a quarterly basis in conjunction with payment by Bangor Hydro-Electric Company of its estimated tax payments. The income tax credits are allocated to all companies included in the consolidated tax filing in accordance with the manner prescribed by the Tax Allocation Agreement.

3. A description of how any Merger-related debt flows through all Intermediate Holding Companies.

Response: When Bangor Hydro-Electric Company declares and pays a dividend on common shares to its parent, BHE Holdings Inc., the cash is transferred from Bangor Hydro-Electric Company to BHE Holdings Inc. The parent of BHE Holdings Inc., Emera US Holdings Inc., holds both common share and preferred share investments in BHE Holdings Inc. BHE Holdings Inc. then declares and pays a dividend from BHE Holdings Inc. to Emera US Holdings Inc. with respect the outstanding preferred shares of BHE Holdings Inc. Emera US Holdings Inc. then uses the funds from the preferred dividends to pay Emera Inc. accrued financing costs (interest) with respect to the Merger-related debt. The payment of the Merger-related financing costs flows from the Intermediate Holding Companies to Emera Inc. via several Canadian entities that are "disregarded entities" for US income tax purposes. Payments to Emera Inc. with respect to the financing costs are generally subject to 10% US withholding tax; a cost borne by Emera Inc.

4. A description of the amount and character of any payments made by each Intermediate Holding Company to any other Emera System company during the reporting period.

Response: Other than noted here, there were no payments made by either Intermediate Holding Company to any other Emera System company during the reporting period.

5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

Response: The income tax credits incurred during the 2004 fiscal year have been allocated in accordance with the Tax Allocation Agreement. The tax return for 2004 will not be filed until September 2005 at which time minor adjustments to the allocation may be required to adjust the income tax credits to those reflected on the tax return.